Exhibit 99.3

FIRST QUARTER

FINANCIAL REPORT

2026-27 First Quarter Financial Report Government of Saskatchewan August 27, 2026

2026-27 FIRST QUARTER HIGHLIGHTS

Overview

At the end of the first quarter (Q1), total revenue for 2026-27 is forecast at $21.7 billion and total expense is forecast at $22.6 billion, resulting in a projected deficit of $825 million. This is largely unchanged from the 2026-27 Budget, with the forecast deficit $6 million higher than originally projected.

For a more detailed overview, see Table 1.

Revenue

Total revenue at Q1 is forecast to increase by $331 million, or 1.5 per cent, compared to budget.

The increase is primarily attributable to higher Non-Renewable Resources Revenue, which is forecast to increase by $320 million from budget. The improvement is driven by higher-than-budgeted oil prices, as WTI is now forecast to average US$75.00 per barrel in 2026-27, up $15.25 compared to budget.

Other Own-Source Revenue is forecast to increase by $144 million, primarily due to higher revenues from the electricity sector being accrued under the Output-Based Performance Standards Program (OBPS) due to federal industrial carbon pricing requirements.

Partially offsetting these increases, Government Business Enterprise net income is forecast to decrease by $133 million compared to budget, primarily due to lower net income at SGI and the Saskatchewan Auto Fund related to hailstorms claims. SaskPower’s net income is also reported lower-than-budget due to expenses being accrued for federal industrial carbon pricing requirements pending the outcome of ongoing federal-provincial negotiations regarding the future of Saskatchewan’s electricity sector.

For a more detailed review of revenue and resource assumptions, see Tables 3 and 5.

Expense

Total expense at Q1 is forecast to increase $337 million, or 1.5 per cent, compared to budget.

The increase reflects ongoing expenditure pressures across the health system, driven primarily by growing service demand, inflationary costs, and compensation expenses associated with delivering healthcare services to Saskatchewan residents.

Additional expense pressures are forecast in Protection of persons and property, primarily as a result of flood-related response and recovery efforts, as well as in Agriculture, mainly due to higher unseeded acreage Crop Insurance claims resulting from excess moisture in the spring.

For a more detailed overview, see Table 1.

Debt

Total gross debt at Q1 is forecast to be $43.6 billion, an increase of $65 million, or 0.2 per cent, from budget.

The increase is primarily attributable to higher self-supported debt (i.e., Government Business Enterprise debt), largely reflecting additional borrowing requirements at SaskPower due to lower net income.

For a more detailed review of gross debt, see Table 4.

Saskatchewan’s net debt-to-GDP ratio is projected to be 14.9 per cent at March 31, 2027, an improvement from the budget projection of 16.1 per cent. The lower ratio primarily reflects a stronger GDP outlook than anticipated at budget. Saskatchewan’s net debt-to-GDP ratio remains the second-best among all provinces.

For a review of provincial net debt-to-GDP ratios, see Graph 1.

Economy

Saskatchewan’s economic outlook has been supported by strong construction and an improved commodity outlook since the release of the 2026-27 Budget.

Saskatchewan is expected to remain one of the fastest-growing provincial economies over the next two years, with real GDP growth projected to rank third-best among provinces in 2026 and second-best in 2027.

While global economic conditions and trade developments remain sources of uncertainty, exports have increased by 11.6 per cent year-to-date through June. Economic activity continues to be supported by new major private sector projects, strong construction activity, and global demand for Saskatchewan’s key commodities.

For more figures on the economy, see Table 2.

2026-27 First Quarter Financial Report	1

TABLE 1: 2026-27 FORECAST UPDATE - FIRST QUARTER

For the year ended March 31

(millions of dollars)

	Budget	First Quarter	Change
Revenue
Taxation	10,693.2	10,693.2	—
Non-renewable resources	2,567.5	2,887.3	319.8
Net income from government business enterprises	642.9	510.2	(132.7)
Other own-source	3,345.7	3,489.9	144.2
Transfers from the federal government	4,167.6	4,167.6	—

Total Revenue	21,416.9	21,748.2	331.3

Expense
Agriculture	1,687.1	1,710.6	23.5
Community development	902.0	902.0	—
Economic development	548.8	548.8	—
Education	4,649.3	4,649.3	—
Environment and natural resources	247.7	261.3	13.6
Financing charges	1,219.1	1,219.1	—
General government	716.1	716.1	—
Health	8,420.6	8,620.6	200.0
Protection of persons and property	1,168.0	1,268.0	100.0
Social services and assistance	1,929.3	1,929.3	—
Transportation	748.3	748.3	—

Total Expense	22,236.3	22,573.4	337.1

Operating (Deficit) Surplus	(819.4)	(825.2)	(5.8)

TABLE 2: PRIVATE-SECTOR FORECAST AT A GLANCE

(Per cent change unless otherwise noted)

	2025 Actual	2026 Forecast	2027 Forecast
Real GDP	2.2	1.5	2.1
Nominal GDP*	4.6	7.0	2.8
Consumer Price Index (CPI)	2.1	3.1	2.2
Employment growth (000s)	15.2	4.4	5.3
Unemployment rate (% level)	5.2	5.5	5.3

* Estimate for 2025

Sources: Statistics Canada (2025); Average private-sector forecast as of July 29, 2026 (2026-2027).

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TABLE 3: 2026-27 SCHEDULE OF REVENUE

For the year ended March 31

(millions of dollars)

	Budget	First Quarter	Change
Taxation
Corporation income	1,649.4	1,649.4	—
Fuel	512.4	512.4	—
Personal income	3,432.1	3,432.1	—
Property	826.7	826.7	—
Provincial sales	3,548.7	3,548.7	—
Other taxation	723.9	723.9	—

Total Taxation	10,693.2	10,693.2	—

Non-Renewable Resources
Oil and natural gas	721.0	968.6	247.6
Potash	940.9	940.9	—
Resource surcharge	524.0	590.5	66.5
Uranium	275.8	275.8	—
Other non-renewable resources	105.8	111.5	5.7

Total Non-Renewable Resources	2,567.5	2,887.3	319.8

Net Income from Government Business Enterprises
Liquor and Gaming Authority	235.7	227.7	(8.0)
Lotteries and Gaming Saskatchewan	220.7	214.4	(6.3)
Municipal Financing Corporation of Saskatchewan	0.8	0.3	(0.5)
Saskatchewan Auto Fund	(242.5)	(267.5)	(25.0)
Saskatchewan Government Insurance	102.7	57.7	(45.0)
Saskatchewan Power Corporation	138.4	59.5	(78.9)
Saskatchewan Telecommunications Holding Corporation	78.8	78.8	—
Saskatchewan Water Corporation	7.4	7.5	0.1
Saskatchewan Workers’ Compensation Board	(52.5)	(40.0)	12.5
SaskEnergy Incorporated	181.9	196.5	14.6
Consolidation Adjustments	(28.5)	(24.7)	3.8

Total Net Income from Government Business Enterprises	642.9	510.2	(132.7)

Other Own-Source
Fees	1,458.2	1,458.2	—
Insurance	513.0	513.0	—
Investment income	516.7	560.3	43.6
Output-based performance standards	110.1	210.7	100.6
Transfers from other governments	73.5	73.5	—
Miscellaneous	674.2	674.2	—

Total Other Own-Source	3,345.7	3,489.9	144.2

Transfers from the Federal Government
Canada Health Transfer	1,756.7	1,756.7	—
Canada Social Transfer	548.8	548.8	—
Other transfers	1,862.1	1,862.1	—

Total Transfers from the Federal Government	4,167.6	4,167.6	—

Total Revenue	21,416.9	21,748.2	331.3

2026-27 First Quarter Financial Report	3

TABLE 4: 2026-27 SCHEDULE OF GROSS DEBT - FIRST QUARTER

As at March 31

(millions of dollars)

	Budget	First Quarter	Change
Government Service Organization debt
General Revenue Fund
- operating	9,613.9	9,613.9	—
- Saskatchewan Capital Plan[1]	17,026.3	17,026.3	—
Boards of Education	81.9	81.9	—
Global Transportation Hub Authority	15.0	16.0	1.0
Health Sector Affiliates	1.1	—	(1.1)
Innovation Saskatchewan	49.7	49.6	(0.1)
Saskatchewan Health Authority	31.8	31.3	(0.5)
Other	2.5	2.4	(0.1)

Government Service Organization Debt	26,822.2	26,821.4	(0.8)

Government Business Enterprise Debt
Municipal Financing Corporation of Saskatchewan	359.2	354.2	(5.0)
Saskatchewan Power Corporation	11,789.1	11,845.4	56.3
Saskatchewan Telecommunications Holding Corporation	2,119.8	2,119.8	—
Saskatchewan Water Corporation	111.4	120.4	9.0
SaskEnergy Incorporated	2,316.9	2,322.8	5.9

Government Business Enterprise Debt[2]	16,696.4	16,762.6	66.2

Total	43,518.6	43,584.0	65.4

Guaranteed debt	75.0	75.0	—

[1]	General Revenue Fund - Saskatchewan Capital Plan consists of amounts borrowed by the General Revenue Fund to finance investment in infrastructure assets.
[2]

GBE debt includes both general debt and GBE-specific debt. General debt of GBEs is the amount transferred from the General Revenue Fund to a GBE and recorded as a loan receivable in the Summary Financial Statements. GBE-specific debt is debt issued by, or specifically on behalf of, GBEs. GBE-specific debt is included in “Investment in government business enterprises” in the Summary Financial Statements.

2026-27 First Quarter Financial Report	4

TABLE 5: 2026-27 NON-RENEWABLE RESOURCE FORECAST ASSUMPTIONS

		2026-27
	2025-26 Actual	Budget	First Quarter	Change
Oil
WTI oil price (US$/barrel)	64.87	59.75	75.00	15.25
Light-heavy differential (% of WTI)	13.5	14.7	15.0	0.3
Well-head oil price (C$/barrel)[1]	70.10	62.92	79.35	16.43
Oil production (million barrels)	158.5	165.7	164.5	(1.2)
Potash
Potash price (netback, US$/KCl tonne)	271	289	289	0
Potash sales (million KCl tonnes)	25.0	25.5	25.5	0.0
Uranium
Uranium price (realized, US$/U3O8 pound)	59.44	60.73	60.73	0.00
Uranium sales (kt U3O8)[2]	17.2	16.2	16.2	0.0
Currency
Canadian dollar (US cents)	72.4	72.7	73.7	0.9

[1]	The average price per barrel of Saskatchewan light, medium and heavy oil.
[2]	Uranium sales are estimated in kilotonnes (kt), the conversion rate is 1 kt : 2,204,600 pounds.

GRAPH 1: NET DEBT AS A PER CENT OF GDP

(As at March 31, 2027)

Source: Net Debt: Jurisdictions most recent data as of July 28, 2026.

GDP: SK-Average private-sector forecast; Canada and other provinces - Signal49 Research fiscalized data released on May 7, 2026.

2026-27 First Quarter Financial Report	5